UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. ___)*

Auxilio, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

05334N105
(CUSIP Number)

December 17, 2012
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[ ]  Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

CUSIP No. 05334N105

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). William Leonard
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a)☐ (b)☐
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 1,240,000(1) (2)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 1,240,000(1) (2)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,240,000(1) (2)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 6.2%(3)
12	Type of Reporting Person (See Instructions) IN(1)

(1) Shares are held of record jointly by William Leonard and his spouse, Judith Leonard, however William Leonard has sole dispositive and voting power with respect to such shares.
(2) Includes shares which may be issued upon the conversion of a convertible promissory note and exercise of a warrant.  See Item 4 below.
(3) See Item 4 below.

CUSIP No. 05334N105

Item 1(a).  Name of Issuer:

Auxilio, Inc.

Item 1(b).  Address of Issuer’s Principal Executive Office:

26300 La Alameda, Suite 100, Mission Viejo, CA 92691

Item 2(a).  Names of Persons Filing:

William Leonard

Item 2(b).  Address of Principal Business Office or, if none, Residence:

28 Panorama, Coto De Caza, CA 92679

Item 2(c).  Citizenship:

United States of America

Item 2(d).  Title of Class of Securities:

Common Stock, par value $0.001

Item 2(e)  CUSIP Number:

05334N105

Item 3.  If this Statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is:

(a)   [_] Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78c).

(b)   [_] Bank as defined in Section 3(a)(6) of the Exchange Act (15U.S.C. 78c).

(c)   [_] Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)   [_] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)   [_] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f)   [_] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g)   [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)   [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)   [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)   [_] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Not applicable

Item 4.  Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

1,240,000(1)(2)

(b)	Percent of class:

6.2%(3)

(c)	Number of shares as to which such person has

(i)	Sole power to vote or to direct the vote	1,240,000(1)(2)

(ii)	Shared power to vote or to direct the vote	0

(iii)	Sole power to dispose or to direct the disposition of	1,240,000(1)(2)

(iv)	Shared power to dispose or to direct the disposition of	0

(1)   Shares are held of record jointly by William Leonard and his spouse, Judith Leonard, however William Leonard has sole dispositive and voting power with respect to such shares.

(2) Includes (i) 1,000,000 shares of the Issuer’s common stock; (ii) 200,000 shares of the Issuer’s common stock underlying a convertible promissory note which is convertible within 60 days of the date of this Schedule 13G; and (iii) 40,000 shares of the Issuer’s common stock underlying warrants exercisable within 60 days of the filing date of this Schedule 13G.

(3) The percentage was calculated based on 20,058,642 shares of the Issuer’s common stock, as follows: (i) 19,818,642 shares of the Issuer’s common stock outstanding on November 13, 2012; and (ii) 240,000 shares of the Issuer’s common stock underlying a convertible promissory note and warrant and convertible or exercisable within 60 days of the filing date of this Schedule 13G.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [   ]

Instruction:  Dissolution of a group requires a response to this item

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8.  Identification and Classification of Members of the Group.

Not applicable

Item 9.  Notice of Dissolution of Group.

Not applicable

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits

24.1 - Power of Attorney dated December 18, 2012

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 20, 2012	/s/ William Leonard
Date	Signature

By: Paul Anthony, Attorney-in-Fact
Pursuant to Power of Attorney dated December 18, 2012, included as Exhibit 24.1 to this Schedule 13G

William Leonard
Name/Title